UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2006

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) BY: /S/ MOSHE AMIT —————————————— Moshe Amit, Executive Vice President and Chief Financial Officer

Dated: April 6, 2006

CAMTEK LTD.

Financial Statements
2005

CAMTEK LTD.

Financial Statements
2005

REPORT OF INDEPENDENT REGISTRATED PUBLIC ACCOUNTING FIRMS

To the Shareholders of
Camtek Ltd.

We have audited the accompanying consolidated balance sheets of Camtek Ltd. (the “Company”) and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss) and cash flows for each of the three years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004 and the consolidated results of their operations, and their cash flows for each of the three years then ended, in conformity with U.S. generally accepted accounting principles.

Brightman Almagor & Co.	Goldstein Sabo Tevet

Certified Public Accountants	Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
March 12, 2006.

CAMTEK LTD.
Consolidated Balance Sheets
(in thousands, except share data)

	December 31,
	2 0 0 5	2 0 0 4
	US dollars

ASSETS

CURRENT ASSETS
Cash and cash equivalents	8,714	9,141
Marketable securities (Note 3)	2,101	-
Accounts receivable, net (Note 11b)	26,412	22,078
Inventories (Note 4)	24,942	24,892
Due from affiliates	290	479
Other current assets (Note 5)	2,817	2,093

Total current assets	65,276	58,683

FIXED ASSETS (Note 6)
Cost	14,405	13,874
Less - Accumulated depreciation	4,442	3,914

Fixed assets, net	9,963	9,960

Total assets	75,239	68,643

LIABILITIES

CURRENT LIABILITIES
Short-term bank credit (Note 7)	-	2,335
Accounts payable -trade	8,678	8,215
Other current liabilities (Note 8)	8,721	8,095

Total current liabilities	17,399	18,645

Convertible loan (Note 9)	5,000	-
Accrued severance pay, net of amounts funded (Note 10)	222	222

Total liabilities	22,621	18,867

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)

SHAREHOLDERS' EQUITY (Note 13)

Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 28,085,766 in 2004 and 28,095,516 in 2005, outstanding
27,074,147 in 2004 and 27,083,897 in 2005	125	125
Additional paid-in capital	43,732	43,732
Deferred stock-based compensation	(221)	(363)
Accumulated other comprehensive loss
Unrealized loss on marketable securities	(2)	-
Retained earnings	9,977	7,275

	53,611	50,769
Treasury stock, at cost (1,011,619 shares in 2004 and 2005)	(993)	(993)

	52,618	49,776

Total liabilities and shareholders' equity	75,239	68,643

See notes to consolidated financial statements

CAMTEK LTD.
Consolidated Statements of Operations
(in thousands, except share data)

	Year Ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3
	US dollars

Revenues:
Sales of products	56,987	63,353	26,567
Service fees	6,045	4,066	4,574

Total revenues (Note 14)	63,032	67,419	31,141

Cost of revenues:
Cost of products sold	28,262	28,193	13,214
Cost of services	4,519	3,168	3,460
Royalties to the Government of Israel	-	-	150

Total cost of revenues	32,781	31,361	16,824

Gross profit	30,251	36,058	14,317

Research and development costs	8,469	7,328	5,855
Selling, general and administrative expenses (Note 15a)	18,760	15,953	10,041
Aborted share issuance expenses (Note 15c)	-	1,122	-

Total operating expenses	27,229	24,403	15,896

Operating income (loss)	3,022	11,655	(1,579)

Financial and other (expenses) income, net (Note 15b)	(320)	(359)	235

Income (loss) before income taxes	2,702	11,296	(1,344)
Provision for income taxes (Note 16)	-	499	225

Net income (loss)	2,702	10,797	(1,569)

Net income (loss) per ordinary share:

Basic	0.10	0.40	(0.06)

Diluted	0.10	0.39	(0.06)

Weighted average number of ordinary shares outstanding:

Basic	27,253	27,114	27,053

Diluted	27,586	27,800	27,053

See notes to consolidated financial statements

CAMTEK LTD.
Consolidated Statements of Shareholders’ Equity And Comprehensive Income (Loss)
(in thousands, except share data)

	Ordinary A NIS 0.01 par value		Number of treasury shares	Additional paid-in capital	Deferred stock-based compensation	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Treasury stock	Total	Comprehensive income (loss)
	Shares	US dollars	shares	US dollars

Balance - January 1, 2003	28,065	125	(1,012)	43,266	(121)	(8)	(1,953)	(993)	40,316	-
Cancellation of share options	-	-	-	(96)	96	-	-	-	-	-
Compensation related to share
options	-	-	-	631	(631)	-	-	-	-	-
Amortization of share options	-	-	-	-	96	-	-	-	96	-
Unrealized gain on marketable
securities	-	-	-	-	-	8	-	-	8	8
Net loss	-	-	-	-	-	-	(1,569)	-	(1,569)	(1,569)

Comprehensive loss	-	-	-	-	-	-	-	-	-	(1,561)

Balance - December 31, 2003	28,065	125	(1,012)	43,801	(560)	-	(3,522)	(993)	38,851	-
Exercise of share options	21	-	-	-	-	-	-	-	-	-
Cancellation of share options	-	-	-	(69)	69	-	-	-	-	-
Amortization of share options	-	-	-	-	128	-	-	-	128	-
Net income	-	-	-	-	-	-	10,797	-	10,797	10,797

Comprehensive income	-	-	-	-	-	-	-	-	-	10,797

Balance - December 31, 2004	28,086	125	(1,012)	43,732	(363)	-	7,275	(993)	49,776	-

Exercise of share options	10	-	-	15	-	-	-	-	15	-
Cancellation of share options	-	-	-	(15)	15	-	-	-	-	-
Amortization of share options	-	-	-	-	127	-	-	-	127	-
Unrealized loss on marketable
securities	-	-	-	-	-	(2)	-	-	(2)	(2)
Net income	-	-	-	-	-	-	2,702	-	2,702	2,702

Comprehensive income	-	-	-	-	-	-	-	-	-	2,700

Balance - December 31, 2005	28,096	125	(1,012)	43,732	(221)	(2)	9,977	(993)	52,618

See notes to consolidated financial statements

CAMTEK LTD.
Consolidated Statements of Cash Flows
(in thousands, except share data)

	Year Ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3
	US dollars

Cash flows from operating activities:
Net income (loss)	2,702	10,797	(1,569)
Adjustments to reconcile net income (loss) to net cash
used in operating activities:
Depreciation and amortization	658	747	788
(Gain) loss on disposal of fixed assets	(6)	(4)	3
Amortization of unearned compensation	127	128	96
Accrued severance pay	-	(190)	34

Changes in operating assets and liabilities:
Accounts receivable	(4,334)	(8,761)	(2,732)
Inventories	(50)	(11,205)	(1,659)
Due from affiliates	189	2,173	(2,133)
Other current assets	(724)	823	(297)
Accounts payable	463	1,230	3,978
Other current liabilities	626	2,457	442

Net cash used in operating activities	(349)	(1,805)	(3,049)

Cash flows from investing activities:
Purchase of marketable securities	(2,103)	-	-
Redemption of marketable securities	-	-	10,920
Additions to fixed assets	(673)	(829)	(220)
Proceeds from disposal of fixed assets	18	25	39

Net cash (used in) provided by investing activities	(2,758)	(804)	10,739

Cash flows from financing activities:
(Decrease) Increase in short-term bank credit	(2,335)	35	2,261
Exercise of share options	15	-	-
Payment of long-term loans		-	(12)
Long-term convertible loan	5,000	-	-
Aborted share issuance expenses	-	(1,122)	-

Net cash provided by (used in) financing activities	2,680	(1,087)	2,249

Net (decrease) increase in cash and cash equivalents	(427)	(3,696)	9,939
Cash and cash equivalents at beginning of the year	9,141	12,837	2,898

Cash and cash equivalents at end of period the year	8,714	9,141	12,837

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	405	450	169
Income taxes	216	479	-

See notes to consolidated financial statements

CAMTEK LTD.
Notes to Consolidated Financial Statements
As of December 31, 2005
(US Dollars in thousands)

NOTE 1	–	BUSINESS

Camtek Ltd. (“Camtek”), an Israeli corporation, which is a majority owned (78%) subsidiary of Priortech Ltd., an Israeli corporation listed on the Tel-Aviv Stock Exchange. Camtek design, develop manufacture and market automatic optical inspection systems (“AOI systems”) and related products. Camtek’s AOI systems are used for yields enhancement for various applications in the electronic supply chain industry. The main applications along this supply chain are the productions of Microelectronics, Printed Circuit Boards (PCB) and Electronic packaging. Camtek’s activities are conducted in one reportable business segment.

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation:

The consolidated financial statements, which include the accounts of Camtek and its subsidiaries (collectively the “Company”), are prepared in accordance with U.S. generally accepted accounting principles. All material intercompany balances and transactions have been eliminated.

b.	Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

c.	Foreign currency transactions:

The functional currency of the Company is the U.S. dollar. Most of the revenues generated by the Company are from outside of Israel and a majority thereof are received in U.S. dollars. In addition, most salaries, materials and components purchased and marketing expenses incurred are either paid for in U.S. dollars or in New Israeli Shekels (“NIS”) linked to changes in the dollar/NIS exchange rate. A significant portion of the Company’s expenses are incurred in Israel and paid for in NIS. Foreign currency income (expenses) included in financial and other income (expenses), net, resulting from transactions not denominated in U.S. dollars amounted to $396, $89 and $(238) in 2003, 2004 and 2005, respectively.

d.	Cash equivalents:

All highly liquid investments purchased with maturity of three months or less are considered to be cash equivalents.

e.	Marketable securities:

The Company accounts for its investments in marketable securities in accordance with SFAS No. 115 “Accounting for certain Investments in Debt and Equity Securities”.

As of December 31, 2005 all marketable securities are designated as available-for-sale and accordingly unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized.

CAMTEK LTD.
Notes to Consolidated Financial Statements
As of December 31, 2005
(US Dollars in thousands)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Inventories:

Inventories consist of completed AOI systems, AOI systems partially completed and components, and are recorded at the lower of cost, determined by the moving – average basis or market.

g.	Fixed assets:

Fixed assets are stated at cost less accumulated depreciation, and are depreciated over their estimated useful lives on a straight-line basis. Annual rates of depreciation are as follows:

Building	2%
Machinery and equipment	10% - 33%
Office furniture and equipment	6% - 20%
Automobiles	15%

The Company periodically assesses the recoverability of the carrying amount of fixed assets based on expected undiscounted cash flows. If an asset’s carrying amount is determined to be not recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”).

h.	Fair values of financial instruments:

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, convertible loan and amounts due from affiliates approximate fair value because of the short-term duration of those items. Marketable securities are carried at quoted market prices, which represent fair value. The carrying amounts of short-term bank credit and amounts due to or from Priortech Ltd. approximate fair value because the interest rates on such debt approximate the market rate.

i.	Revenue recognition:

The Company recognizes revenue from sales of its products when the products are installed at the customer’s premises and are operating in accordance with its specifications, signed documentation of the arrangement, such as a signed contract or purchase order, has been received, the price is fixed or determinable, and collectibility is reasonably assured.

Service revenues consist mainly of revenues from maintenance contracts and are recognized ratably over the contract period.

Non-standard warranty is deferred as unearned revenue and is recognized ratably as revenue when the applicable warranty term period commences.

j.	Warranty:

The Company records a liability for product warranty obligations at the time of sale based upon historical warranty experience. The term of the warranty is generally twelve months.

CAMTEK LTD.
Notes to Consolidated Financial Statements
As of December 31, 2005
(US Dollars in thousands)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Warranty: (Cont.)

Changes in the product warranty obligations are as follows:

	December 31,
	2 0 0 5	2 0 0 4
	US dollars

Beginning of year	1,703	757
New warranties	2,003	2,899
Reductions	(2,544)	(1,953)

End of year	1,162	1,703

k.	Income taxes:

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

l.	Research and development:

Research and development costs are expensed as incurred.

m.	Earnings (loss) per ordinary share:

Basic earnings (loss) per ordinary share is calculated utilizing only weighted average ordinary shares outstanding. Diluted earning (loss) per share, if relevant, gives effect to dilutive potential ordinary shares outstanding during the year. Such dilutive shares consist of incremental shares, utilizing the treasury stock method, from the assumed exercise of share options. The effect of the exercise of outstanding share options and warrants was anti-dilutive for the year ended December 31, 2003, and has not been included in computing dilutive loss per ordinary share. Potentially dilutive options and warrants to purchase an aggregate of 1,353,056 ordinary shares were outstanding at December 31, 2003.

In the years ended December 31, 2004 and 2005, the effect of the exercise of outstanding share options and warrants is dilutive, and was included in computing diluted earning per ordinary share, 1,250,000 and 1,315,650 options are outstanding at December 31, 2004 and 2005 respectively.

In the year ended December 31, 2005, the effect of conversion of convertible loan was anti-dilutive, and has not been included in computing dilutive earning per ordinary share.

CAMTEK LTD.
Notes to Consolidated Financial Statements
As of December 31, 2005
(US Dollars in thousands)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Stock-based compensation:

At December 31, 2005, the Company had five stock-based employee compensation plans, which are described more fully in Note 13(b).

The Company accounts for employee and director stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and in accordance with FASB Interpretation No. 44. Pursuant to these accounting pronouncements, the Company records compensation for stock options granted to employees and directors over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at that date. See below for pro forma disclosures required in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”(“SFAS No.123”), as amended by SFAS 148.

The following table illustrates the effect on net income (loss) and earning (loss) per share if the fair value based method had been applied to all awards.

	Year Ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3
	US dollars except per share data

Net income (loss), as reported	2,702	10,797	(1,569)
Stock-based employee compensation
expense included in reported net income (loss),
net of related tax effects	127	128	96
Stock-based employee compensation determined under
the fair value based method, net of related tax
effects	(560)	(688)	(689)

Pro forma net income (loss)	2,269	10,237	(2,162)

Income (loss) per share:

Basic - as reported	0.00	0.40	(0.06)

Basic - pro forma	0.08	0.38	(0.08)

Diluted - as reported	0.10	0.39	(0.06)

Diluted - pro forma	0.08	0.37	(0.08)

The weighted average fair value of the options granted during 2003 and 2005 in applying the fair value method was estimated at $2.15 and $1.99, respectively, using the Black-Scholes pricing model with the following assumptions:

	2005 Grant	2003 Grant

Dividend yield	0	0
Expected volatility	90%	97%
Risk-free interest rate	4.5%	3.04%-4.17%
Expected life	4	4-10

CAMTEK LTD.
Notes to Consolidated Financial Statements
As of December 31, 2005
(US Dollars in thousands)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Reclassification

Certain prior years amounts have been reclassified in conformity with current year’s financial statements presentation.

p.	Recent accounting pronouncements:

1.	In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R). SFAS No. 123(R) requires employee share-based equity awards to be accounted for under the fair value method, and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB Opinion No. 25 and allowed under the original provisions of SFAS No. 123. SFAS No. 123(R) requires the use of an option pricing model for estimating fair value, which is then amortized to expense over the service periods. Had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and income per share above. SFAS No. 123(R) allows for either prospective recognition of compensation expense or retrospective recognition.

In January 2005, the SEC issued SAB No. 107, which provides supplemental implementation guidance for SFAS No. 123(R). SFAS No. 123(R) will be effective for the Company beginning in the first quarter of fiscal 2006. In the first quarter of 2006, the company began to apply the prospective recognition method and implemented the provisions of SFAS No. 123(R).

2.	In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 replaces APB Opinion No. 20. “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The Company does not expect the adoption of SFAS No. 154 will have any material impact on its consolidated financial statements.

3.	In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1 and 124-1”), which clarifies when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 and 124-1 are effective for all reporting periods beginning after December 15, 2005. The Company does not anticipate that the implementation of these statements will have a significant impact on its financial position or results of operations.

CAMTEK LTD.
Notes to Consolidated Financial Statements
As of December 31, 2005
(US Dollars in thousands)

NOTE 3	–	MARKETABLE SECURITIES

	December 31,
	2 0 0 5	2 0 0 4
	US dollars

Available for sale:
Corporate bonds	601	-
Auction rate securities	1,500	-

	2,101	-

NOTE 4	–	INVENTORIES

	December 31,
	2 0 0 5	2 0 0 4
	US dollars

Components	9,020	9,437
Systems partially completed	4,392	3,755
Completed systems, including systems not yet purchased,
at customer locations	11,530	11,700

	24,942	24,892

NOTE 5	–	OTHER CURRENT ASSETS

	December 31,
	2 0 0 5	2 0 0 4
	US dollars

Due from Government of Israel agencies	846	454
Due from employees	184	201
Prepaid expenses	482	487
Advances to suppliers	461	285
Deposits to leaseholders	562	563
Other	282	103

	2,817	2,093

NOTE 6	–	FIXED ASSETS

	December 31,
	2 0 0 5	2 0 0 4
	US dollars

Land	815	815
Building	7,636	7,612
Machinery and equipment	3,170	2,953
Office furniture and equipment	2,562	2,243
Automobiles	222	251

	14,405	13,874
Less accumulated depreciation	4,442	3,914

	9,963	9,960

CAMTEK LTD.
Notes to Consolidated Financial Statements
As of December 31, 2005
(US Dollars in thousands)

NOTE 7	–	SHORT-TERM BANK CREDIT

	December 31,
	2 0 0 5	2 0 0 4
	US dollars

Loan in US dollars, bearing interest of 4.75%	-	2,335

Borrowings under the bank loans are collateralized by all of the assets of the Company (including the land and the building).

NOTE 8	–	OTHER CURRENT LIABILITIES

	December 31,
	2 0 0 5	2 0 0 4
	US dollars

Accrued compensation and related benefits	3,786	3,669
Government institutions	156	196
Accrued warranty costs	1,162	1,703
Commissions	794	888
Advances from customers and deferred revenues	2,195	1,214
Other	628	425

	8,721	8,095

NOTE 9	–	CONVERTIBLE LOAN

	December 31,
	2 0 0 5	2 0 0 4
	US dollars

Loan in US dollars, bearing annual interest of Libor + 2.1%	5,000	-

On August 23, 2005 (the “closing date”) the Company raised $5 million as a convertible loan from FIMI Opportunity Fund L.P and FIMI Israel Opportunity Fund, Limited Partnership (“Fimi”). The loan is payable in three equal annual payments starting at the third anniversary of the closing date. The lenders have the right to postpone the repayments to the end of the fifth anniversary from the closing date. The loan bears annual interest of Libor + 2.1%. The interest is payable every three months. Conversion of the loan, in a whole or in part, is optional at any given business day after the closing date. Conversion price per one ordinary share is $5.50, however, in the event that the average closing price of the company’s shares as reported on Nasdaq for the sixty consecutive trading days immediately preceding the first and second anniversary of the loan agreement closing date, lower than the conversion price in effect on such date, the conversion price in effect on such date shall be reduced to equal the higher of the average closing price and $2.00.

CAMTEK LTD.
Notes to Consolidated Financial Statements
As of December 31, 2005
(US Dollars in thousands)

NOTE 9	–	CONVERTIBLE LOAN (Cont.)

The Company is subject to the main following covenants in connection to the loan:

1.	The shareholders’ equity should not decrease to below $45 million, or, $40 million as a result of dividend distributions. Shareholders’ equity may not decrease by more then 10%, unless such deviation is cured within three consecutive financial quarters immediately following the financial quarter in which such decrease had occurred.

2.	The shareholder’s equity shall represent at least 55% of the total assets of the Company.

3.	The net loss shall not exceed an aggregate of $10 million in any single financial quarter or any year.

4.	Not to take any further loans which exceeds the aggregate amount of $15 million (other than the loans and credit lines which were in effect at the closing date) and not to enter into new transactions with its affiliates.

As of December 31, 2005 the Company is in compliance with the aforementioned terms.

NOTE 10	–	SEVERANCE PAY

The majority of the Company’s liability for severance pay is calculated in accordance with the Israeli law based on the most recent salary paid to employees and the length of employment with the Company. The Company’s liability for severance pay is fully provided for. Part of the liability is funded through individual insurance policies and pension funds purchased from outside insurance companies, which are not under the Company’s control.

The amounts accrued and the portions funded with severance pay funds and by purchase of insurance policies are composed as follows:

	December 31,
	2 0 0 5	2 0 0 4
	US dollars

Accrued severance pay	531	464
Less amounts funded	309	242

Unfunded balance	222	222

The severance pay liabilities covered by the pension funds are not reflected in the above amounts, as the severance pay liabilities have been irrevocably transferred to the pension funds.

Severance pay expenses were $484, $529 and $544 in 2003, 2004 and 2005, respectively.

CAMTEK LTD.
Notes to Consolidated Financial Statements
As of December 31, 2005
(US Dollars in thousands)

NOTE 11	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Operating leases:

The Company’s subsidiaries have entered into various operating lease agreements, principally for office space. As of December 31, 2005, minimum future rental payments under these leases amounted to $921. In May 2004, the Company entered into an operating lease for vehicles for a period of 36 months. As of December 31, 2005, the minimum future rental payments were approximately $ 994.

As of December 31, 2005, minimum future rental payments under such noncancelable operating leases are as follows:

Year Ending December 31,	US dollars

2006	860
2007	611
2008	224
2009	101
Thereafter	119

1,915

Aggregate rent expense amounted to $ 484, $529 and $546 in 2003, 2004 and 2005, respectively.

b.	Valuation and qualifying accounts:

The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

	Balance at beginning of period	Provision (recovery)	Balance at end of period
	US dollars

2003	2,387	(297)	2,090
2004	2,090	146	2,236
2005	2,236	(30)	2,206

c.	Litigations:

1.	On May 10, 2004, a lawsuit was filed against the Company in the District Court in Nazareth, Israel, by a competitor, Orbotech Ltd., alleging that the Company products: Dragon and Falcon systems infringe upon a patent held by Orbotech Ltd. and seeking injunctive relief and damages. The Company believes it has a good defense against Orbotech’s claims.

CAMTEK LTD.
Notes to Consolidated Financial Statements
As of December 31, 2005
(US Dollars in thousands)

NOTE 11	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Litigations: (Cont.)

2.	On February 23, 2005, a lawsuit was filed against the Company in the District Court in Jerusalem by the Company’s competitor, Orbotech Ltd., alleging infringement of patent held by Orbotech Ltd. regarding an illumination block, seeking injunctive relief and damages. The court ruled that, based on a court’s expert opinion, that Camtek allegedly infringing the said patent, and granted provisional remedy which prevents Camtek from manufacturing the said illumination block. The Supreme Court rejected Camtek’s request to appeal on the said District’s Court decision. The Company believes that it has good defenses against Orbotech’s claims.

3.	On July 14, 2005, a lawsuit was filed against the Company in the United States District Court for the District of Minnesota by the Company’s competitor August Technology Corporation, alleging infringement of patent, seeking injunctive relief and damages. The Company has filed an Answer and Counterclaims alleging, inter-alia, none infringement of the patent. The Company believes it has substantial defenses to August’s allegations.

4.	On December 7, 2004, a former employee of the Company filed a lawsuit in the magistrate court of Haifa, Israel, against the Company and two of his former managers. As of today the company is no longer a part of this lawsuit, however, it may compensate it managers in case the court will find them liable.

The Company believes that the resolution of these matters will not have a material adverse effect on the results of operations, liquidity, or financial condition. But there can be no assurance that the Company will necessarily prevail, due to the inherent uncertainties in litigation.

NOTE 12	–	CONCENTRATION OF RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash equivalents, short-term bank deposits, marketable securities and trade receivables. The Company’s cash, cash equivalents and marketable securities are maintained with high-quality institutions and the composition and maturities of investments are regularly monitored by management. Generally, these securities and deposits are traded in a highly liquid market, may be redeemed upon demand and bear minimal risk.

The Company’s marketable securities include auction rate securities and highly rated corporate bonds.

The trade receivables of the Company are derived from sales to a large number of customers, mainly large industrial corporations located mainly in Asia, the United States and Europe. The Company generally does not require collateral: however, in certain circumstances, the Company may require letter of credit, other collateral or additional guarantees. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The Company performs ongoing credit evaluations of its customers.

CAMTEK LTD.
Notes to Consolidated Financial Statements
As of December 31, 2005
(US Dollars in thousands)

NOTE 13	–	SHAREHOLDERS’ EQUITY

a.	Initial public offering:

The Company shares are traded on the NASDAQ National Market under the symbol of CAMT.

In December 2005 the Company registered its shares to be listed and traded in the Tel-Aviv stock exchange.

b.	Share options:

As of December 31, 2005, the Company has five share option plans for employees and directors. Future options will be granted only pursuant to the 2003 Share Option Plan described below.

Options granted in July 2003:

In July 2003, the Company granted options to purchase an aggregate of 501,200 ordinary shares to directors, executive officers and employees. All of these options were granted at an exercise price of zero. The options vest over 4 years from the date of the grant, with 30% to vest at the end of each of the first three years and the remaining 10% to vest at the end of the fourth year following the grant date. The Company recorded deferred stock-based compensation of $631 for the year ended December 31, 2003 in regard to this grant. As of December 31, 2005, options to purchase 407,350 shares were outstanding with an exercise price of $0.00 per share.

2003 Share Option Plan:

In October 2003, the Company adopted the 2003 Share Option Plan. The total number of options, which may be granted to directors, officers, employees and consultants under this plan, is limited to 998,800 options.

In December 2003 and September 2005, the Company granted options to purchase an aggregate of 859,500 and 144,000 ordinary shares, respectively, to directors, officers and employees. All of these options were granted at an exercise price at or above the estimated fair value per ordinary share at the date of grant. The options vest over 4 years from the date of the grant, with 30% to vest at the end of each of the first three years and the remaining 10% to vest at the end of the fourth year following the grant date. As of December 31, 2005, options to purchase 765,800 and 142,500 shares were outstanding with an exercise price of $2.98 and $3.00 per share respectively.

Share option activity during the past three years is as follows:

CAMTEK LTD.
Notes to Consolidated Financial Statements
As of December 31, 2005
(US Dollars in thousands)

NOTE 13	–	SHAREHOLDERS’ EQUITY (Cont.)

	Year Ended December 31,
	2005		2004		2003
	Number of shares	Weighted average exercise price US$	Number of shares	Weighted average exercise price US$	Number of shares	Weighted average exercise price US$

Outstanding at January 1	1,250,000	1.98	1,353,056	1.90	1,285,160	4.62
Granted	144,000	3.00	-	-	1,360,700	1.88
Forfeited	(68,600)	2.59	(82,328)	1.16	(1,292,804)	4.59
Exercised	(9,750)	1.56	(20,728)	0.00	-	-

Outstanding at year end	1,315,650	2.06	1,250,000	1.98	1,353,056	1.90

Exercisable at year end	702,990	1.95	375,300	1.98	-	-

The following table summarizes information about share options at December 31, 2005:

Range of exercise price US$	Number outstanding	Weighted average remaining contractual life in years	Weighted average exercise price US$	Number exercisable	Weighted average exercise price US$

0.00	407,350	1.87	0.00	244,410	0.00
2.98-3.29	765,800	7.99	2.98	458,580	2.98
3.00	142,500	9.74	3.00	-	0.00

	1,315,650	6.28	2.06	702,990	1.95

NOTE 14	–	GEOGRAPHIC INFORMATION

Substantially all fixed assets are located in Israel and substantially all revenues are derived from shipments to other countries. Revenues are attributable to geographic areas/countries based upon the destination of shipment of products as follows:

	Year Ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3
	US dollars

China and Hong Kong	24,665	29,576	10,520
Taiwan	12,258	14,574	10,717
Japan	2,065	3,533	2,563
Other Asia	5,036	5,341	1,139
United States	11,484	8,116	2,465
Western Europe	6,597	4,780	2,737
Rest of the world	927	1,499	1,000

	63,032	67,419	31,141

CAMTEK LTD.
Notes to Consolidated Financial Statements
As of December 31, 2005
(US Dollars in thousands)

NOTE 15	–	SELECTED INCOME STATEMENT DATA

a.	Selling, general and administrative expenses:

	Year Ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3
	US dollars

Selling (a1)	14,559	12,819	7,383
General and administrative	4,201	3,134	2,658

	18,760	15,953	10,041

(a1) Including shipping and handling costs	1,890	2,066	727

b.	Financial and other income (loss), net:

Financial and other income (expense), net includes interest income of $137, $142 and $336 in 2003, 2004 and 2005, respectively, and interest expense of $306, $592 and $405 in 2003, 2004 and 2005, respectively.

c.	Aborted share issuance expenses:

During 2004, the Company decided to abandon its plan for a secondary share offering to the public. The total accrued expenses related to this offering were $1,122 which were fully written-off in 2004.

NOTE 16	–	TAXES ON INCOME

a.	Tax under various laws:

The Company and its subsidiaries are assessed for tax purposes on an unconsolidated basis. The Company is assessed under the provisions of the Income Tax Law (Inflationary Adjustments), 1985, pursuant to which the results for tax purposes are measured in Israeli currency in real terms in accordance with changes in the Israeli Consumer Price Index (“CPI”). Each of the subsidiaries is subject to the tax rules prevailing in the country of incorporation.

b.	Tax benefits under the Law for Encouragement of Capital Investments, 1959:

The Company’s production facilities have been granted “approved enterprise”status under the above law. The Company participates in the Alternative Benefits Program and, accordingly, income from its approved enterprises will be tax exempt for a period of 10 years, commencing in the first year in which the approved enterprise first generates taxable income due to the fact that the Company operates in Zone “A” in Israel.

The period of benefits relating to the most recently approved enterprise production facilities will expire in 2007. The tax benefits with regard to the first approved enterprise production facilities expired on December 31, 1999. In the event of distributions of cash dividends from tax-exempt income, the Company would have to pay the 25% tax in respect of the amount distributed (for this purpose the amount distributed includes the amount of the Company’s tax that applies as a result of the distribution). The Company has decided to reinvest the amount of the tax-exempt income, and not to distribute such income as cash dividends. Accordingly, no deferred income tax has been provided with respect to the tax-exempt income.

CAMTEK LTD.
Notes to Consolidated Financial Statements
As of December 31, 2005
(US Dollars in thousands)

NOTE 16	–	TAXES ON INCOME (Cont.)

b.	Tax benefits under the Law for Encouragement of Capital Investments, 1959: (Cont.)

Undistributed taxable earnings in Israel, for which taxes have not been provided, aggregated $23,709 at December 31, 2005. The amount of tax that would be owed if such amounts were distributed would be approximately $5,927 at December 31, 2005.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above law, regulations there under and the certificate of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage to the CPI and interest.

c.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company is an “industrial company” as defined by this law and as such is entitled to certain tax benefits, mainly accelerated depreciation as prescribed by regulations published under the Inflationary Adjustments Law and the right to deduct issuance costs as an expense for tax purposes.

d.	Composition of income tax provision:

	Year Ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3
	US dollars

Income (loss) before taxes on income:
Israel	2,399	12,710	874
Non-Israeli	303	(1,414)	(2,218)

	2,702	11,296	(1,344)

Income tax (benefit) provision:
Current:
Israel (d1)	-	533	225
Non-Israeli	-	(34)	-

	-	499	225

Deferred:
Israel	-	-	-
Non-Israeli	-	-	-

	-	-	-

	-	499	225

(d1)	On March 31, 2004, a settlement was reached between the Company and the Israeli tax authorities over disputed assessments for the 1999, 2000 and 2001 tax years. Under the settlement reached, the Company paid a total of $695 to settle approximately $6.7 million in assessments previously demanded by the Israeli tax authorities with respect to the 1999-2001 tax years. In addition, the Company will continue to calculate its applicable tax benefits for the subsequent years of the Israeli tax benefits program in which it currently participates (2002-2007) at the rates previously disputed by the Israeli tax authorities. The settlement amount resulted in a one-time provision for income taxes of $460 in the first quarter of 2004, in addition to the $225 that was reserved for this purpose in the fourth quarter of 2003.

CAMTEK LTD.
Notes to Consolidated Financial Statements
As of December 31, 2005
(US Dollars in thousands)

NOTE 16	–	TAXES ON INCOME (Cont.)

e.	Taxes on income included in the income statements:

The following is a reconciliation of the theoretical tax expense (benefit), assuming all income is taxed at the regular tax rate applicable to Israeli companies, and the actual tax expense:

	Year Ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3
	US dollars

Income (Loss) before income taxes	2,702	11,296	(1,344)

Theoretical tax provision (benefit) on the above
amount at 36% , 35 % and 34% in 2003, 2004 and
2005 , respectively	918	3,954	(483)

Tax benefits arising from "approved enterprises"	(281)	(238)	-

	637	3,716	(483)
Increase (decrease) in taxes resulting from:
Losses for which no tax benefit has been
recorded	371	1,029	1,415
Permanent differences and nondeductible
expenses, including difference between
Israeli CPI-adjusted tax returns and
dollar-adjusted financial statements-net	1,013	11	(896)
Other	45	-	3
Decrease in taxes resulting from utilization
of carryforward tax losses for which
deferred tax benefits were not provided in
previous years	(2,066)	(4,790)	(39)
Tax expenses due to previous years	-	533	225

Actual tax expenses	-	499	225

Per share effect of tax benefits from "approved
enterprises":
Basic	$0.01	$0.01	$0.00
Diluted	$0.01	$0.01	$0.00

CAMTEK LTD.
Notes to Consolidated Financial Statements
As of December 31, 2005
(US Dollars in thousands)

NOTE 16	–	TAXES ON INCOME (Cont.)

f.	Taxes on income included in the balance sheet:

Deferred tax assets consist of the following at December 31:

	2 0 0 5	2 0 0 4
	US dollars

Current:
Provision for doubtful accounts	418	484
Accrued warranty	349	146
Unearned revenue	386	137
Net operating losses carryforwards	544	486
Accrued vacation	27	31

	1,724	1,284
Valuation allowance	(1,724)	(1,284)

Current deferred tax asset, net of allowance	-	-

Long-term:
Net operating losses carryforwards	2,407	2,943
Severance pay	7	7

	2,414	2,950
Valuation allowance	(2,414)	(2,950)

Long-term deferred tax asset, net of allowance	-	-

Under SFAS No. 109, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carryforwards and deductible temporary differences, unless it is more likely than not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance.

Since the realization of the net operating loss carryforwards and deductible temporary differences is uncertain and not considered more likely than not, a valuation allowance has been established for the full amount of the tax benefits.

As of December 31, 2005, the Company has net operating loss (“NOL”) carryforwards for Israeli tax purposes of approximately $2,901, which may be used to offset taxable income, subject to annual limitations. Such NOL has no expiration date. In addition, foreign subsidiaries have NOL carryforwards aggregating approximately $9,296, of which approximately $4,047 expires from 2006 to 2010, approximately $1,861 expires from 2021 to 2023 and approximately $3,388 has no expiration date.

g.	Reduction in corporate income tax rate in Israel:

On July 25, 2005 an amendment to the Israeli tax law was approved by the Israeli parliament, which reduces the tax rates imposed on Israeli companies to 31% for 2006, This amendment states that the corporate tax rate will be further reduced in subsequent tax years as follows: in 2007 29%, in 2008 27%, in 2009 26% and thereafter 25%. This change does not have a material effect on the Company’s financial statements.

CAMTEK LTD.
Notes to Consolidated Financial Statements
As of December 31, 2005
(US Dollars in thousands)

NOTE 17	–	TRANSACTIONS WITH RELATED PARTIES

	Year Ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3
	US dollars

Purchases from Priortech Ltd. (including affiliates)	597	1,122	733
Interest income from Priortech Ltd.	19	30	42
Sales to Priortech Ltd. (including affiliates)	1	230	190